UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 28, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889126
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on May 10, 2017.

As of August 1, 2017, we had raised total gross offering proceeds of approximately $2.8 million (including the approximate $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering for an aggregate of approximately 281,000 of our common shares.

The Offering is expected to terminate on or before May 10, 2019, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND 343 - Controlled Subsidiary

On July 28, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 343 - Controlled Subsidiary”), for an initial purchase price of $514,101 which is the initial stated value of our equity interest in the Fundrise eFUND – 343 - Controlled Subsidiary (the “343 Investment”). The Fundrise eFUND – 343 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two and one half-bathroom, 1,372 square foot home located in the Petworth neighborhood of Washington, DC (the “343 Property”). The closing of both the 343 Investment and the 343 Property occurred concurrently.

The 343 Investment was funded with $514,101 in proceeds from our Offering.

The Fundrise eFUND - 343 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 343 Investment (the “343 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 343 - Controlled Subsidiary, including the 343 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the 343 Investment, paid directly by the Fundrise eFUND - 343 - Controlled Subsidiary.

In addition to the purchase price of $514,101, we anticipate additional hard costs of approximately $210,000 for the planned renovation intended to make the 343 Property competitive with fully renovated homes in the immediate submarket. Following the complete renovation, we anticipate selling the property for approximately $825,000, or $600 PSF. There can be no assurance that the anticipated completion cost will be achieved.

The 343 Investment is anticipated to be held for 12 to 18 months, including sale upon completion of renovation improvements. We believe the property will be able to achieve a 7% - 11% profit margin upon sale based on a $825,000, or approximately $600 per square foot, sellout price. However, there can be no assurance that such value will be achieved.

The 343 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Petworth neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. The Petworth submarket has grown significantly year over year with median sales prices growing more than 6% year over year as of July 2017. The average sale to list price in the submarket remains above 100%, indicating strong demand in light of significant price appreciation.

We believe these strong market fundamentals will continue to make the Petworth submarket a desirable investment location.

Second Amended Promissory Grid Note

On July 31, 2017, we entered into a second Amended and restated Promissory Grid Note (the “Second Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Second Amended and Restated Promissory Grid Note, our Manager’s independent representative reviewed and approved of the terms of the Second Amended and Restated Promissory Grid Note. The Second Amended and Restated Promissory Note replaces the earlier Promissory Grid Note by and between Lender and the Company, dated as of June 26, 2017.

Availability

The Second Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Second Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of July 31, 2017, there were six (6) other similar promissory grid notes outstanding.

Collateral

The Second Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Second Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Second Amended and Restated Promissory Grid Note is due and payable on October 31, 2017.

Purpose

While there are no restrictions on the use of the proceeds received under the Second Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Second Amended and Restated Promissory Grid Note does not purport to be complete.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC.

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: August 3, 2017